MR 3/10

SEC MAIL PROCESSING RECEIVED FEB 24 2006 WASH, D.C. 185 SECTION

SEC[illegible] [illegible]MMISSION

06002983

ANN[illegible] [illegible]ED REPORT
FORM X-17A-5
PART III

CM

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SEC FILE NUMBER
8-65857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AQUARIUS FUND DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4020 S. 147TH STREET
(No. and Street)

OMAHA (City) **NE** (State) **68137** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN V. VINCHUR **402-493-3313 X-7170**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEIM, JOHNSON, SESTAK & QUIST, LLP
(Name - *if individual, state last, first, middle name*)

8807 INDIAN HILLS DRIVE (Address) **OMAHA** (City) **NE** (State) **68114** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **BRIAN VINCHUR**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **AQUARIUS FUND DISTRIBUTORS, LLC**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Brian V. Vinchur

Signature

Treasurer

Title

Judy T. Altman

Notary Public

GENERAL NOTARY - State of Nebraska
JUDY T. ALTMAN
My Comm. Exp. Oct 20, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AQUARIUS FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Financial Statements
December 31, 2005

Together with Independent Auditor's Report

AQUARIUS FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Table of Contents

December 31, 2005

	Page No.
Independent Auditor's Report	1
Financial Statements:	
Statement of Financial Condition December 31, 2005	2
Statement of Income For the Year Ended December 31, 2005	3
Statement of Changes in Member's Equity For the Year Ended December 31, 2005	4
Statement of Changes in Financial Condition For the Year Ended December 31, 2005	5
Notes to Financial Statements December 31, 2005	6 – 8
Additional Information:	
Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934 December 31, 2005	9
Reconciliation of Net Capital and Aggregate Indebtedness Per Audit Report to Client's FOCUS Report December 31, 2005	10
Information Relating to Possession or Control Requirements December 31, 2005	11
Computation of Reserve Requirement December 31, 2005	12
Independent Auditor's Report on Internal Control	13 – 14

SEIM
JOHNSON
SESTAK &
QUIST, LLP

CONSULTANTS
& ACCOUNTANTS

8807 INDIAN HILLS DRIVE
Suite 300
OMAHA, NEBRASKA
68114-4123

TEL: (402) 330.2660
FAX: (402) 330.5108

mail@sjsq.com
www.sjsq.com

Harvey D. Johnson, CPA
Wendell L. Quist, CPA
Clifford C. Huntington, CPA
Roger E. Howard, CPA
Roger E. Thompson, CPA
Tom H. Schnack, CPA
Daniel L. Hassel, CPA
Dennis K. Grindle, CPA
Dennis R. Hein, CPA
Brent T. Friehauf, CPA
Barbara J. Fajen, CPA
Brian D. Green, CPA

Independent Auditor's Report

Board of Managers and Member
Aquarius Fund Distributors, LLC
Omaha, Nebraska:

We have audited the accompanying statement of financial condition of Aquarius Fund Distributors, LLC (a wholly-owned subsidiary of NorthStar Financial Services Group, LLC) as of December 31, 2005, and the related statements of income, changes in member's equity and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aquarius Fund Distributors, LLC as of December 31, 2005, and the results of its operations and changes in financial condition for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seim, Johnson, Sestak & Quist, LLP

Omaha, Nebraska,
January 27, 2006

AQUARIUS FUND DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of NorthStar Financial Services Group, LLC)

Statement of Financial Condition
December 31, 2005

		2005
ASSETS		
Cash	$	246,484
Receivables from non-customers		222,251
Investment in and receivable from affiliates, subsidiaries and associated partnerships		77,821
Property and equipment at cost - net of accumulated depreciation of $1,269		3,103
Other assets		18,861
	$	568,520
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable, accrued liabilities, expenses and other	$	95,032
Commisions payable		50,876
		145,908
Member's equity		1,179,360
Receivable from affiliate		(756,748)
		422,612
	$	568,520

See notes to financial statements

AQUARIUS FUND DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of NorthStar Financial Services Group, LLC)

Statement of Income
For the Year Ended December 31, 2005

		2005
REVENUE:		
Commissions on all other securities	$	1,552,677
Revenue from sale of investment company shares		751,203
Other income		12,615
		2,316,495
EXPENSES:		
Other fees		663,207
Commissions		903,004
Employee compensation and benefits		209,506
General and administrative expenses		215,654
Management fees		16,250
Total expenses		2,007,621
Net income	$	308,874

See notes to financial statements

AQUARIUS FUND DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of NorthStar Financial Services Group, LLC)

Statement of Changes in Member's Equity
For the Year Ended December 31, 2005

	Member's Equity	Receivable from Affiliate	Total
Balance, beginning of year	$ 870,486	(652,705)	217,781
Change in receivable from affiliate	--	(104,043)	(104,043)
Net income	308,874	--	308,874
Balance, end of year	$ 1,179,360	(756,748)	422,612

See notes to financial statements

AQUARIUS FUND DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of NorthStar Financial Services Group, LLC)

Statement of Changes in Financial Condition
For the Year Ended December 31, 2005

		2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	308,874
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		1,089
(Increase) Decrease in operating assets:		
Receivables from non-customers		(31,521)
Other assets		4,231
Increase in operating liabilities:		
Accounts payable, accrued liabilities, expenses and other		84,902
Commissions payable		(27,267)
Net cash provided by operating activities		340,308
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in and receivable from affiliates, subsidiaries and associated partnerships		(80,321)
Purchase of property and equipment		(2,212)
Net cash used in investing activities		(82,533)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in receivable from affiliate		(104,043)
Net increase in cash		153,732
Cash, beginning of year		92,752
Cash, end of year	$	246,484

See notes to financial statements

AQUARIUS FUND DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of NorthStar Financial Services Group, LLC)

Notes to Financial Statements
December 31, 2005

(1) Organization and Summary of Significant Accounting Policies

Aquarius Fund Distributors, LLC ("Aquarius" or the "Company") is a Nebraska limited liability company providing mutual fund distribution services to investment companies and mutual funds and annuity products to the general public. Aquarius' primary source of revenue is commission revenue on annuity contracts sold to individual investors. Aquarius is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). This summary of significant accounting policies of Aquarius is presented to assist in understanding Aquarius' financial statements. The financial statements and notes are representations of Aquarius' management, who are responsible for their integrity and objectivity.

A. *Basis of Accounting*

Aquarius prepares its financial statements on the accrual basis using accounting principles generally accepted in the United States of America.

B. *Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

C. *Cash*

Cash is defined as all highly liquid debt instruments with an original maturity of three months or less.

D. *Receivables from Non-Customers*

The Company considers the receivables from non-customers to be fully collectible and, accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

E. *Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions from one entity accounted for approximately 23% of the Company's revenues for the year ended December 31, 2005.

F. *Depreciation*

Depreciation is provided on a straight-line basis using estimated useful lives of three years. Depreciation expense for the year ended December 31, 2005 was $1,089.

G. *Income Taxes*

The Company, as a wholly-owned subsidiary of NorthStar Financial Services Group, LLC (NorthStar or Parent), is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, income from the Company is reported and respective income taxes are paid by the members of the Parent and, as a result, no provision for federal income taxes is provided as it relates to the LLC taxable income.

Also, no provision has been made for any amounts which may be advanced or paid as draws to the members of the Parent to assist them in paying their income taxes on income of the Company.

(2) Net Capital Requirements

Aquarius is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 in subsequent years. At December 31, 2005, the Company had net capital of $305,276, which was $280,276 in excess of its required net capital of $25,000. The Company's net capital to required net capital ratio was 12.21 to 1.

(3) Related Parties

Aquarius' parent company, NorthStar, provides management services for a number of subsidiaries. NorthStar allocates direct expenses to the subsidiaries, and then allocates any remaining expenses to each subsidiary based primarily on the number of employees of each subsidiary. The amount of expenses allocated to Aquarius in 2005 was $16,250. Of this amount, $1,250 was outstanding as a payable to NorthStar at December 31, 2005 and is included in accounts payable, accrued liabilities, expenses and other on the statement of financial condition.

Aquarius receives marketing and shareholder servicing fees for certain accounts for which an affiliate, CLS Investment Firm, LLC ("CLS") (also a wholly-owned subsidiary of NorthStar) acts as investment advisor. In addition, Aquarius has advanced funds to CLS in the amount of $756,748 as of December 31, 2005. Management intends to distribute this receivable to NorthStar in 2006. As such, this receivable has been characterized as a reduction in member's equity.

In the ordinary course of business, Aquarius may advance funds to NorthStar and NorthStar's wholly owned subsidiaries, Gemini Fund Services, LLC ("GFS") and Orion Advisor Services, LLC ("OAS"). At December 31, 2005, the amount receivable from these affiliates and NorthStar was $77,821 which is included in the investment in and receivable from affiliates, subsidiaries and associated partnerships on the statement of financial condition.

During 2005, Aquarius paid commissions to a member of NorthStar. The total amount of commissions earned by this member during 2005 was $21,396, of which $868 was still owed to him at December 31, 2005, and is included in accounts payable, accrued liabilities, expenses and other on the statement of financial condition.

During 2005, Aquarius entered into a cost sharing agreement for office space with a company owned by a member of NorthStar. Aquarius incurred expenses in the amount of $47,017, of which $3,867 was still owed at December 31, 2005 and is included in accounts payable, accrued liabilities, expenses and other on the statement of financial condition.

Aquarius charged NorthStar, CLS, GFS and OAS a total of $12,615 for services such as advertising, fees, etc., during 2005 and these fees are included in other income on the statement of income.

AQUARIUS FUND DISTRIBUTORS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2005

Aggregate Indebtedness:		
Accounts payable, accrued liabilities, expenses and other		$ 95,032
Commissions payable		50,876
Total Aggregate Indebtedness		$ 145,908
Net Capital:		
Credit items:		
Member's equity		$ 1,179,360
Receivable from affiliate		(756,748)
Deduct Non-Allowable Assets:		
Receivables from non-customers – over 30 days	$ 17,551	
Other assets	18,861	
Property and equipment, net	3,103	
Receivables from parent and affiliates	77,821	117,336
Net Capital		$ 305,276
Capital Requirements:		
Minimum dollar requirement		$ 25,000
Net capital exceeding requirement		280,276
Net Capital		$ 305,276
Percentage of Net Capital to Required Capital		1,221%
Percentage of Aggregate Indebtedness to Net Capital		.48 to 1

AQUARIUS FUND DISTRIBUTORS, LLC

(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Reconciliation of Net Capital and Aggregate Indebtedness Per Audit Report to Client's FOCUS Report December 31, 2005

Net capital, as reported in Company's Part II (unaudited) FOCUS report, as originally filed	$	288,105
Audit adjustment for receivables from non-customers – over 30 days		2,105
Audit adjustment to record additional receivable		15,066
Net capital per audit report	$	305,276
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report, as originally filed	$	145,908
Aggregate indebtedness per audit report	$	145,908

AQUARIUS FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Information Relating to Possession or Control Requirements
December 31, 2005

This firm claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k) (2)(ii).

AQUARIUS FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF NORTHSTAR FINANCIAL SERVICES GROUP, LLC)

Computation of Reserve Requirement
December 31, 2005

This firm claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(i).

SEIM
JOHNSON
SESTAK &
QUIST, LLP

CONSULTANTS
& ACCOUNTANTS

8807 INDIAN HILLS DRIVE
Suite 300
OMAHA, NEBRASKA
68114-4123

TEL: (402) 330.2660
FAX: (402) 330.5108

mail@sjsq.com
www.sjsq.com

Harvey D. Johnson, CPA
Wendell L. Quist, CPA
Clifford C. Huntington, CPA
Roger E. Howard, CPA
Roger E. Thompson, CPA
Tom H. Schnack, CPA
Daniel L. Hassel, CPA
Dennis K. Grindle, CPA
Dennis R. Hein, CPA
Brent T. Friehauf, CPA
Barbara J. Fajen, CPA
Brian D. Green, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Managers and Member
Aquarius Fund Distributors, LLC
Omaha, Nebraska:

In planning and performing our audit of the financial statements and additional information of Aquarius Fund Distributors, LLC (a wholly-owned subsidiary of NorthStar Financial Services Group, LLC) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Due to the limited size of the Company and number of personnel involved in the accounting function, conditions exist that do not permit the proper segregation of duties or certain other controls and procedures for reliance or implementation of a detailed system of internal controls. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Managers and Member, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Seim, Johnson, Sestak & Quist, LLP

Omaha, Nebraska,
January 27, 2006